AXETURE CORP.

76508 Sweet Pea Way

Palm Desert, CA 92211

Matthew Crispino

Attorney-Advisor

Office of Information

Technology and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

March 31, 2016

Re: Axeture Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed January 19, 2016

File No. 333-209039

Dear Mr. Crispino,

This letter sets forth the response of Axeture Corp. (“AXTU” or the “Company”) to the Staff’s oral comments received March 30, 2016.  Further, we have filed an Amendment No.2 to the Registration Statement on Form S-1 filed January 19, 2016, to address the comments as referenced in our responses below.

Cover Page

1.

Please add that the Company is a shell company on the cover page.

Response: The Company has made the requested disclosure.

Description of The Business

2.

Please revise your disclosure here in regards to your statement about a private placement.

Response: The Company has revised the description of our business and removed reference to a private placement.

Plan of Operations

3.

You disclose that you estimate you will begin generating revenue during the second quarter following this offering. Please ensure that your disclosure is consistent throughout the document.

Response: The Company has reconciled all discrepancies in the document as to its belief that it will begin generating revenue in the second quarter.

In connection with the Company’s responding to the oral comments set forth on March 30, 2016, the Company acknowledges that:

o

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours Truly,

/s/ William Webber

William Webber

President

Axeture Corp.